

05043438

STATES
HANGE COMMISSION
, D.C. 20549



AM 5-17-2005

SEC FILE NO.
8-52125

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

(A)

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PORTFOLIO ADVISORS ALLIANCE, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

2575 MCCABE WAY
(No and Street)

IRVINE	CALIFORNIA	92614
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCELLE A. LONG — (949) 263-3720
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **MARCELLE A. LONG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PORTFOLIO ADVISORS ALLIANCE, INC.**, as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


ALBERT E. EID
COMM. #1366204
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Aug. 20, 2006

This report** contains (check all applicable boxes):

( )	(a)	Facing page.
( )	(b)	Statement of Financial Conditions.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
( )	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Portfolio Advisors Alliance, Inc.
SEC File Number 8-52125
Annual filing of the audited financial statements
December 31, 2004

Per the attached NASD request, below is a revised financial statement footnote number 3 for the December 31, 2004 Audited Financial Statements of Portfolio Advisors Alliance, Inc. The report was deemed deficient in that it did not contain the following:

Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The footnote below was changed to clarify that the exemption claimed was based on section (k)(2)(ii).

(3) Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based upon section (k)(2)(ii). The Company does not receive or hold customer funds or securities and the does not carry accounts of, or for, customers.

The above change does not affect our Independent Auditor's Report dated March 11, 2005 nor does it affect any other information contained in the related December 31, 2004 financial statements of Portfolio Advisors Alliance, Inc.



April 27, 2005

By Certified Mail Receipt: #: 70042510000454840031


NASD

April 18, 2005

Marcelle Long, President
Portfolio Advisors Alliance, Inc.
2575 McCabe Way
Irvine, CA 92614

Dear Ms. Long:

This acknowledges receipt of your December 31, 2004, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain:

> Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter by **May 11, 2005**. If you have any questions, please contact me at 213-613-2660.

Sincerely,

Rachel L Posner

Rachel L. Posner
Compliance Examiner

Enclosure

cc: Thomas McGowan, Associate Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549